Feb. 14, 2022

Sonny Oh, Esq.

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company

On behalf of RiverSource Variable Account 10

Post-Effective Amendment #7 on Form N-4

File Nos. 333-230376/811-07355

RiverSource RAVA 5 Advantage Variable Annuity

(Offered for contract applications signed on or after April 29, 2019)

Dear Mr. Oh:

This letter, which we have filed as Correspondence, responds to the comments we received on Dec.17, 2021, with regard to the above-referenced Registration Statement which we filed on or about Sept. 3, 2021. Along with this letter, we are filing a revised statutory prospectus, initial summary prospectus and statement of additional information, which reflect conforming edits. Comments and responses are outlined below.

PROSPECTUS

Prospectus Cover Page

a.	COMMENT: Please indicate that this contract offers seven-year and ten-year surrender charge schedules.

RESPONSE: The following statement is added to the first paragraph on the cover page:

This Contract offers seven-year and ten-year surrender charge schedule.

Key Terms

a.	COMMENT: Revise key term describing the “Funds”, “Subaccount” and “Variable Account” to clearly define the funds relative to the definition of subaccounts and variable account.

RESPONSE: The key terms are revised to read:

Funds: A portfolio of an open-end management investment company that is registered with the Securities and Exchange Commission (the “SEC”) in which the Subaccounts invest. May also be referred to as an underlying Fund.

Separate Account: An insulated segregated account, the assets of which are invested solely in the underlying Funds. We call this the Variable Account.

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Subaccount: A division of the Variable Account, each of which invests in a corresponding Fund.

Variable Account: Refers to the RiverSource Variable Account 10, a separate account established to hold contract owners’ assets allocated to the Subaccounts, each of which invests in a particular Fund.

Key Information Table

A. Fees and Expenses - Ongoing Fees and Expenses

a.

COMMENT: The table showing ongoing Fees and Expenses refers to the “Underlying Fund options”. Please be consistent throughout the prospectus and use the consistent terminology when referring to the underlying funds.

RESPONSE: To be consistent, the term “Underlying Funds” is replaced with the term “Funds”.

COMMENT: Make sure and confirm that the Base Contract fees are calculated in accordance with Form N-4, Item 2 (i)(D).

RESPONSE: Confirmed that the calculation will conform to Item 2 (i)(D).

b.	COMMENT: In the table showing the highest cost, revise the third bullet to include Contract Classes, per Form N-4, Item 2 (ii)(B).

RESPONSE: Revised as requested.

The Variable Account and the Funds

a.	COMMENT: In the “Funds” subsection, revise the second sentence and clarify that add that the information about each Fund may be found in the Appendix A.

RESPONSE: Revised to read (change underlined):

Information regarding each Fund, including (i) its name, (ii) its investment objective, (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance may be found in Appendix A to this prospectus.

b.

COMMENT: The use of the terms “funds”, “Investment options” is inconsistent – in this section, the new term “underlying investment” is introduced, and it can be confusing. Please revise and use consistent terminology.

RESPONSE: Revised to reflect consistent terminology and used the term ”Fund/Funds”.

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The Guarantee Period Accounts (GPAs)/Market Value Adjustment (MVA)

COMMENT: In the section describing the GPAs and MVA, add more details about how the MVA works and when it applies. Also, clarify that more information about the GPA/MVA is contained in the prospectus filed on Form S-3. since contract owners invested in the GPAs will get the stand-alone prospectus describing those accounts in more details.

RESPONSE: The sections describing the GPAs and MVA are revised to read:

The Guarantee Period Accounts (GPAs) and Market Value Adjustment (MVA)

The GPAs may not be available for contracts in some states (currently not available in Connecticut, Illinois and Oregon).

Currently, unless you have elected one of the optional living benefit riders, the SecureSource Legacy benefit or the Enhanced Legacy Benefit, you may allocate purchase payments to one or more of the GPAs with guarantee periods declared by us. These periods of time may vary by state. The required minimum investment in each GPA is $1,000. GPAs are not available for investment after the annuitization start date. Each GPA pays an interest rate that is declared at the time of your allocation to that account. Interest is credited daily. That interest rate is fixed for the guarantee period that you chose. We may periodically change the declared interest rate for any future allocations to these accounts, but we will not change the rate paid on any Contract Value already allocated toa GPA.

A positive or negative MVA is assessed if any Contract Value allocated to a GPA is surrendered or transferred to another investment option more than thirty days before the end of its guarantee period.

We will not apply an MVA to contract value you transfer or surrender out of the GPAs during the 30-day period ending on the last day of the guarantee period (the “30-day Rule”).

During this 30 day window, which precedes the end of your GPA investment’s guarantee period, you may elect one of the following options: (i) reinvest the Contract Value in a new GPA with the same guarantee period ; (ii) transfer the contract value to a GPA with a different guarantee period; (iii) transfer the contract value to any of the subaccounts or the regular Fixed Account, or surrender the contract value f (subject to applicable surrender and transfer provisions). If we do not receive any instructions by the end of your guarantee period, we will automatically transfer the contract value into the shortest GPA term offered in your state.

Per the 30-day Rule, we guarantee the contract value allocated to the GPAs, including interest credited, if you do not make any transfers or surrenders from the GPAs prior to 30 days before the end of the guarantee period. At all other times, and unless one of the exceptions to the 30-day rule described below applies, we will apply an MVA if you surrender or transfer any contract value from a GPA or you elect an annuity payout plan while you have contract value invested in a GPA. We refer to these transactions as “early surrenders.” The application of an MVA may result in either a gain or loss of principal.

The 30-day rule does not apply and no MVA will apply to:

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•	Amounts surrendered under contract provisions that waive surrender charges for Hospital or Nursing Home Confinement and Terminal Illness Diagnosis; and

•	Amounts deducted for fees and charges.

•	Amounts we pay as death claims.

When you request an early surrender, we adjust the early surrender amount by an MVA formula. The MVA is sensitive to changes in current interest rates. The MVA, which can be zero, positive or negative, reflects the relationship between the guaranteed interest rate that applies to the GPA from which you are taking an early surrender and the interest rate we are then currently crediting on new GPAs that mature at the same time.    The magnitude of any applicable MVA will depend on of the difference in these guaranteed interest rates at the time of the surrender and the time remaining in your guarantee period and your guaranteed interest rate. If interest rates have increased, the MVA will generally be negative and the early surrender amount will be less; if interest rates have decreased, the MVA will generally be positive and the early surrender amount will be increased. This is summarized in the following table:

If your GPA rate is:	The MVA is:
Less than the new GPA rate + 0.10%	Negative
Equal to the new GPA rate + 0.10%	Zero
Greater than the new GPA rate + 0.10%	Positive

For the MVA formula and an example, see Appendix C. Please refer to the prospectus containing more information about GPA and MVA, registered with the SEC (See File No. XXX-XXXX).

The Fixed Account

COMMENT: Disclose the fixed account minimum interest rate as the lowest state rate.

RESPONSE: The fixed account minimum interest rate varies by state, calendar year, or product. The following revision is made (change underlined):

One year after receipt of each purchase payment or transfer, the rate for the payment or transfer amount, and its accumulated interest, may change. Interest will accrue at revised rates determined by us and at our discretion. These rates may be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing company annuities, product design, competition, and the company’s revenues and expenses. However, the rate will never be less than the fixed account minimum interest rate required under state law, currently 1%. Your interest rate for each purchase payment or transfer will never change more frequently than annually.

Charges

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A. Transaction Expenses – Surrender Charge

a. COMMENT: Clarify from where are surrender charges are deducted and whether partial surrenders are deducted from remaining or gross amount of contract value.

RESPONSE: We have added that the surrender charge is deducted from the Contract Value.

“If you surrender all or part of your contract before the annuitization start date, we may deduct a surrender charge from the contract value that is surrendered.”

Benefits Available Under the Contract

a.	COMMENT: Under “Automated Partial Surrenders/Systematic Withdrawals”, add a restriction that surrenders may result in income taxes and penalty on all or part amounts surrendered.

RESPONSE: Revised to read:

May result in income taxes and IRS penalty on all or a portion of amounts surrendered.

b.	COMMENT: Under the purpose for certain optional benefits, add that the Contract Value paid under benefit is calculated after reduction of rider charges, where applicable.

RESPONSE: We have added that the contract value paid will be after any rider charges have been deducted for the applicable benefits (standard DBs and ROPP Death Benefit,).

The Annuity Payout Period

COMMENT: Disclose frequency and duration of annuity payments, and the effect of these on the level of payment, per Form N-4, Item9(c).

RESPONSE: Please note that all payout options are life contingent, and payments are offered monthly, quarterly, semi-annually and annually. The Company has added the following clarifying sentence in the section noted to address impact of “duration:”

Currently, we make annuity payments on a monthly, quarterly, semi-annually and annual basis. As discussed below, certain annuity payout options have a “guaranteed period,” during which payments are guaranteed to continue. Longer guaranteed periods will result in lower annuity payment amounts.

Appendix B: Funds Available Under the Optional Benefits Offered Under the Contract

COMMENT: In the Investment Path 2 section, reconcile the naming of the Fund groups to be consistent with the Groups listing the Funds.

RESPONSE: Revised as requested.

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Appendix M: Prospectus Rate Sheet Supplements

COMMENT: Please add Prospectus Rate Sheet Supplement applicable to contracts with applications signed from 5/1/2021.

RESPONSE: Revised as requested.

COMMENT: Supplementally explain how Prospectus Rate Sheet Supplement will be included and delivered with the ISP.

RESPONSE: Our rate sheet supplement plan is under consideration at this time.

Back Page

COMMENT: The incorporation of the SAI by reference should be hyperlinked to the SAI.

RESPONSE: We confirm that the SAI will be hyperlinked to the incorporation by reference statement.

COMMENT: The statement about reports and other information should be for the Registrant.

RESPONSE: Revised to read:

Reports and other information about RiverSource Variable Account 10 are available on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

ISP

COMMENT: Make sure that disclosure changes noted for the registration statement should be reflected in the related Initial Summary Prospectus and Updating Summary Prospectus, as appropriate.

RESPONSE: We will follow this approach.

Cover page

COMMENT: Delete reference to the Registrant from the cover page.

RESPONSE: The reference to the Registrant has been deleted from the cover page.

If you have any questions concerning responses to the comments, please contact me at (612) 678-5337, or Boba Selimovic at (612) 671-7449.

Sincerely yours,

Sincerely,

/s/ Nicole D. Wood

Nicole D. Wood

Assistant General Counsel and

Assistant Secretary

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